SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Organic, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

68617E101

(CUSIP Number)

Michael Hudes
President

Cinagro, Inc.

601 Townsend Street

San Francisco, California 94103

(415) 581-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2001

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1 (g), check the following box. __

(Continued on following pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68617E101		13D

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cinagro, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS*
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ___
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 51,954,975
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 51,954,975
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,954,975
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ____
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.5%
14		TYPE OF REPORTING PERSON* CO

CUSIP No. 68617E101		13D

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Organic Holdings LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) X (b)__
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ___
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER --
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 51,954,975
EACH REPORTING	9	SOLE DISPOSITIVE POWER --
PERSON WITH	10	SHARED DISPOSITIVE POWER 51,954,975
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,954,975
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* __
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.5%
14		TYPE OF REPORTING PERSON* HC

CUSIP No. 68617E101		13D

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Nelson
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) X (b) __
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ___
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES	7	SOLE VOTING POWER --
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 51,954,975
EACH REPORTING	9	SOLE DISPOSITIVE POWER --
PERSON WITH	10	SHARED DISPOSITIVE POWER 51,954,975
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,954,975
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* __
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.5%
14		TYPE OF REPORTING PERSON* IN, HC

SCHEDULE 13D

Item 1. SECURITY AND ISSUER.

This statement on Schedule 13D (this "Statement") relates to the common stock, par value $.0001 per share (the "Common Stock"), of Organic, Inc. (the "Issuer").

The principal executive offices of the Issuer are located at 601 Townsend Street, San Francisco, California 94103.

Item 2. IDENTITY AND BACKGROUND.

This statement is filed by each of the following persons (the "Reporting Persons"):

(i) Cinagro, Inc., a Delaware corporation ("Cinagro");

(ii) Organic Holdings LLC, a Delaware limited liability company ("Organic Holdings LLC") and the sole shareholder of Cinagro; and

(iii) Jonathan Nelson, the majority holder of membership interests in Organic Holdings LLC.

Cinagro, which is located at 601 Townsend Street, San Francisco, California 94103, was formed by Organic Holdings Inc. ("Holdings") for the purpose of holding the Common Stock and certain other assets. The capital stock of Cinagro was transferred by Holdings to Organic Holdings LLC on June 22, 2001. Organic Holdings LLC is located at 601 Townsend Street, San Francisco, California 94103.

Set forth below are the names and positions of the executive officers and directors of Cinagro and the members of the board of managers of Organic Holdings LLC. The business address of each such person is 601 Townsend Street, San Francisco, California 94103.

Name	Position at Cinagro	Position at Organic Holdings LLC
Michael Hudes	President and Director	Manager
Jonathan Nelson	Director	Manager
Gary Hromadko	Director	Manager
Marita Scarfi	Secretary and Treasurer	--

During the last five years, none of the Reporting Persons or, to the best of their knowledge, any of their directors, managers or executive officers, if any, have been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Cinagro acquired the shares to which this Statement relates as a result of the transfer of substantially all of Cinagro’s capital stock to Holdings pursuant to a plan of reorganization adopted within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended. Accordingly, no purchase price was specifically assigned to the shares to which this Statement relates. The capital stock of Cinagro was transferred to Organic Holdings LLC as described in Item 2.

Item 4. PURPOSES OF TRANSACTION.

The acquisition of the Common Stock by Cinagro was to enhance the value of Holdings’ interest in the Common Stock by placing the stock in a corporation with no operating history. It is hoped that Cinagro might be a more attractive company for potential investors or potential purchasers. Members of Cinagro’s Board of Directors are currently negotiating terms for the sale of the shares of Common Stock held by Cinagro to third parties, including other substantial shareholders of Common Stock. However, no agreement has been reached and there is no guaranty that the transaction being negotiated or any other transaction with investors or purchasers will be consummated.

The Reporting Persons will review from time to time various factors relevant to Cinagro’s ownership of the Common Stock, including trading prices for the Common Stock and conditions in capital markets generally, developments in the Issuer’s business and financial condition, results of operations and prospects, and other factors and, based thereon, may pursue the possible sale of some or all of the Common Stock in privately negotiated transactions, market sales or otherwise, as well as one or more transactions relating to the Issuer, including a merger, consolidation or other form of business combination transaction or recapitalization.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number of shares of Common Stock outstanding as of June 20, 2001 is 87,373,030. The Reporting Persons currently own 51,954,975 shares, or 59.5%, of the Common Stock.

(b) The Reporting Persons have the shared power to vote and dispose of the 51,954,975 shares of Common Stock to which this statement relates.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The response to Item 4 hereof is incorporated herein by reference. Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.

Exhibit 1. Agreement and Plan of Reorganization, dated June 14, 2001, between Cinagro, Inc. and Organic Holdings, Inc.

Exhibit 2. Joint Filing Agreement dated as of June 25, 2001 by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

June 25, 2001

CINAGRO, INC.

By: /s/ Michael Hudes
President

ORGANIC HOLDINGS LLC

By: /s/ Michael Hudes
Manager

By: /s/ Jonathan Nelson
Manager

JONATHAN NELSON

/s/ Jonathan Nelson

EXHIBIT 1

Agreement and Plan of Reorganization

by and between

CINAGRO, INC.

and

ORGANIC HOLDINGS, INC.

Dated as of June 14, 2001

Table of Contents

Page

ARTICLE 1. The TRANSACTION

1.1 Purchased Assets.

1.2 Excluded Liabilities.

ARTICLE 2. CONSIDERATION FOR TRANSACTION

2.1 Purchase Price, Payment and Security for Indemnification Obligations.

2.2 Transfer Taxes; Prorations.

ARTICLE 3. CLOSING AND CLOSING DELIVERIES

3.1 Closing; Time and Place.

3.2 Deliveries by Seller.

3.3 Deliveries by Purchaser.

3.4 Delivery by Purchaser and Seller.

ARTICLE 4. REPRESENTATIONS AND WARRANTIES OF SELLER

4.1 Organization, Good Standing, Qualification.

4.2 Authority; Binding Nature of Agreements.

4.3 No Conflicts; Required Consents.

4.4 Title; Condition of Assets.

4.5 Real Property.

4.6 Compliance with Laws.

4.7 Governmental Approvals.

4.8 Proceedings and Orders.

4.9 Taxes.

4.10 Brokers.

4.11 Solvency.

4.12 No Other Agreement.

4.13 Private Placement.

4.14 Treatment as Reorganization.

ARTICLE 5. REPRESENTATIONS AND WARRANTIES OF PURCHASER

5.1 Organization and Good Standing.

5.2 Authority; Binding Nature of Agreements.

5.3 No Conflicts; Required Consents.

5.4 Brokers.

5.5 Valid Issuance.

5.6 Treatment as Reorganization.

ARTICLE 6. COVENANTS

6.1 Cooperation.

6.2 Bulk Sales Indemnification.

6.3 Contribution and Dissolution.

ARTICLE 7. CONDITIONS TO Closing

7.1 Conditions to Purchaser’s Obligation to Close.

7.2 Conditions to Seller’s Obligation to Close.

7.3 Conditions to Obligations of Each Party to Close.

ARTICLE 8. INDEMNIFICATION

8.1 Survival.

8.2 Indemnification by Seller.

8.3 Indemnification by Purchaser.

8.4 Procedures for Indemnification.

8.5 Remedies Cumulative.

ARTICLE 9. miscellaneous PROVISIONS

9.1 Expenses.

9.2 Interpretation.

9.3 Assignment.

9.4 Successors and Assigns.

9.5 Entire Agreement.

9.6 Modification and Waiver.

9.7 Attorney Fees.

9.8 Notices.

9.9 Headings.

9.10 Counterparts.

9.11 Incorporation of Exhibits and Schedules.

9.12 Time of Essence.

9.13 Governing Law.

9.14 Severability.

Exhibits, Schedules and appendices

Exhibits

Exhibit A Certain Definitions

Exhibit B Form of Transfer Certificate

Exhibit C Promissory Notes Assignment

Schedules

Schedule 4 Seller Disclosure Schedule

Schedule 5 Purchaser Disclosure Schedule

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (this "Agreement") is made and entered into as of the 14th day of June, 2001, by and between Cinagro, Inc., a Delaware corporation ("Purchaser"), and Organic Holdings, Inc., a California corporation ("Seller"). Certain capitalized terms used in this Agreement are defined on Exhibit A hereto.

WHEREAS, Seller owns certain assets, including shares of Organic, Inc., a publicly held Delaware corporation;

WHEREAS, Purchaser desires to purchase from Seller and Seller desires to sell to Purchaser substantially all of the assets of Seller solely in exchange for voting shares of the Purchaser (as described in more detail below) on the terms and conditions set forth herein;

WHEREAS, the parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Code, and to cause the transaction to qualify as a reorganization under the provisions of Section 368(a) of the Code (the "Reorganization");

WHEREAS, after completion of the Reorganization and contingent upon approval by the holders of a majority of the capital stock of Seller, Seller will contribute substantially all of its assets and liabilities (including the shares of Purchaser issued pursuant to this Agreement) to Organic Holdings LLC (the "LLC") in exchange for membership interests in the LLC as described in the Contribution Agreement (the "Contribution"); and

WHEREAS, after completion of the Contribution and contingent upon approval by the holders of a majority of Seller’s outstanding capital stock, Seller will distribute all of the membership interests in the LLC and any remaining assets to its shareholders in a complete liquidation and will dissolve as described in the Plan of Complete Liquidation and Dissolution.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual representations, warranties, covenants and promises contained herein, the adequacy and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Item 8. The TRANSACTION

1.3 Purchased Assets.

Subject to the terms and conditions of this Agreement, at the Closing, Seller shall sell, transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase, acquire and assume from Seller, all of Seller’s right, title and interest in, to and under the following assets (the "Purchased Assets"):

Capital Stock. All capital stock of Organic, Inc., a Delaware corporation ("Organic"), held by Seller, together with any rights and options to acquire additional shares of capital stock of Organic; and

Promissory Notes. The promissory notes, dated January 31, 2000, issued to Jonathan Nelson and payable to Seller in the original principal amounts totaling $10,756,374.75 (the "Promissory Notes") plus accrued unpaid interest.

(a) Excluded Liabilities.

The parties agree that Purchaser shall not assume and shall not be liable or responsible for any Liability of Seller or any Affiliate of Seller. Without limiting the foregoing, Purchaser shall not be obligated to assume, and does not assume, and hereby disclaims any of the following Liabilities of Seller or its Affiliates (the "Excluded Liabilities"):

Any Liability attributable to any assets, properties or Contracts that are not included in the Purchased Assets;

Any Liability for expenses and fees incurred by Seller incidental to the preparation of the Transaction Agreements, preparation or delivery of materials or information requested by Purchaser, and the consummation of the Transaction, including all broker, counsel and accounting fees and Transfer Taxes;

Any Liability to any shareholders of Seller or its Affiliates;

Any Liability for Taxes attributable to or imposed upon Seller or its Affiliates, or attributable to or imposed upon the Purchased Assets for the Pre-Closing Period, including any Transfer Taxes; and

Any Liability incurred in connection with the making or performance of this Agreement and the Transaction.

Item 9. CONSIDERATION FOR TRANSACTION

1.4 Purchase Price, Payment and Security for Indemnification Obligations.

Subject to the terms of this Agreement, as full consideration for the sale, assignment, transfer and delivery of the Purchased Assets and the execution and delivery of the Transaction Agreements by Seller to Purchaser, Purchaser shall deliver to Seller at the Closing a certificate for One Million Seven Hundred Thirty-Eight Thousand Six Hundred Seventy-Four (1,738,674) shares (collectively, the "Shares") of the common stock of Purchaser, $0.001 par value per share (the "Common Stock").

(a) Transfer Taxes; Prorations.

(a) Notwithstanding any Legal Requirements, Seller shall be responsible for and shall pay any Transfer Taxes when due, and shall, at its own expense, file all necessary tax returns and other documentation with respect to all such Transfer Taxes; provided, however, that, if required by any Legal Requirement, Purchaser will join in the execution of any such tax returns and other documentation.

(b) Seller shall be responsible for and shall pay any Taxes arising or resulting from or in connection with the ownership of the Purchased Assets attributable to the Pre-Closing Period. Purchaser shall be responsible for and shall pay any Taxes arising or resulting from or in connection with the ownership of the Purchased Assets attributable to the Post-Closing Period.

(c) All personal property, ad valorem or other similar Taxes (not including income Taxes) levied with respect to the Purchased Assets for a taxable period which includes (but does not end on) the Closing Date shall be apportioned between Purchaser and Seller based on the number of days included in such period through and including the Closing Date and the number of days included in such period after the Closing Date.

Item 10. CLOSING AND CLOSING DELIVERIES

1.5 Closing; Time and Place.

The closing of the Transaction (the "Closing") shall occur at the offices of Morrison & Foerster LLP, 425 Market Street, San Francisco, CA 94105, at 10:00 A.M. on June 22, 2001 or at such other date, time or place as the parties may agree (the "Closing Date").

(a) Deliveries by Seller.

At the Closing, Seller shall (i) take all steps necessary to place Purchaser in actual possession of the Purchased Assets and (ii) deliver or cause to be delivered the following items, duly executed by Seller as applicable, all of which shall be in a form and substance reasonably acceptable to Purchaser:

Transfer Certificate. A certificate or certificates representing the capital stock of Organic to be purchased by Purchaser, duly endorsed for transfer or accompanied by the appropriate stock powers, substantially in the form attached hereto as Exhibit B (the "Form of Transfer Certificate"), together with evidence satisfactory to Purchaser of payment of all stock transfer taxes or exemption therefrom;

Assignment of Promissory Notes. Assignment of the Promissory Notes, substantially in the form attached hereto as Exhibit C (the "Promissory Notes Assignment");

Certificate of Representations and Warranties. A certificate executed on behalf of Seller by its chief executive officer, certifying to the matters in Section 7.1(a); and

Certificate of Good Standing. A certificate from the Secretary of State of California as to Seller’s good standing and payment of all applicable taxes.

(b) Deliveries by Purchaser.

At the Closing, Purchaser shall deliver the following items, duly executed by Purchaser as applicable, all of which shall be in a form and substance reasonably acceptable to Seller:

Certificate of Representations and Warranties. A certificate executed on behalf of Purchaser by its chief executive officer, certifying the matters in Section 7.2(a).

(c) Delivery by Purchaser and Seller.

At the Closing, Purchaser and Seller shall deliver such other certificates, instruments or documents required pursuant to the provisions of this Agreement or otherwise necessary or appropriate to transfer the Purchased Assets in accordance with the terms hereof and consummate the Transaction, and to vest in Purchaser and its successors and assigns full, complete, absolute, legal and equitable title to the Purchased Assets, free and clear of all Encumbrances, including such certificates, instruments and documents to be executed or delivered by Seller pursuant to Article 3 hereof.

Item 11. REPRESENTATIONS AND WARRANTIES OF SELLER

Except as specifically set forth on Schedule 4 (the "Seller Disclosure Schedule") attached to this Agreement (the parts of which are numbered to correspond to the individual Section numbers of this Article 4), Seller hereby represents and warrants (without limiting any other representations or warranties made by Seller in this Agreement or any other Transaction Agreement) to Purchaser as follows:

1.6 Organization, Good Standing, Qualification.

Seller (i) is a corporation duly organized, validly existing and in good standing under the laws of California; (ii) is duly qualified to conduct business and is in corporate and tax good standing under the laws of each jurisdiction in which the nature of its business, the operation of its assets (including the Purchased Assets) or the ownership or leasing of its properties requires such qualification, except where the failure to be so qualified would not have a Material Adverse Effect on the Purchased Assets; and (iii) has full power and authority required to own, lease and operate its assets and to carry on its business as now being conducted, except where the failure to have such power and authority would not have a Material Adverse Effect on the Purchased Assets.

(a) Authority; Binding Nature of Agreements.

Seller has all requisite corporate power and authority to execute and deliver this Agreement and all other Transaction Agreements to which it is a party and to carry out the provisions of this Agreement and the other Transaction Agreements. The execution, delivery and performance by Seller of this Agreement and the other Transaction Agreements have been approved by all requisite action on the part of Seller, subject to the approval by the holders of a majority of the outstanding shares of Common Stock, par value $0.01 per share, of Seller. This Agreement has been duly and validly executed and delivered by Seller. Each of this Agreement and the other Transaction Agreements constitutes, or upon execution and delivery, will constitute, the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles related to or limiting creditors’ rights generally and by general principles of equity.

(b) No Conflicts; Required Consents.

The execution, delivery and performance of this Agreement or any other Transaction Agreement by Seller do not and will not:

conflict with, violate or result in any breach of (i) any of the provisions of Seller’s Articles of Incorporation or bylaws; (ii) any corporate resolutions; (iii) any of the terms or requirements of any Governmental Approval held by Seller or any of its employees or that otherwise relates to the Purchased Assets; or (iv) any provision of any Contract binding on Seller or any assets of Seller;

give any Governmental Authority or other Person the right to (i) challenge the Transaction; (ii) exercise any remedy or obtain any relief under any Legal Requirement or any Order to which Seller, or any of the Purchased Assets, is subject; or (iii) declare a default of, exercise any remedy under, accelerate the performance of, cancel, terminate, modify or receive any payment under any Contract of Seller;

cause Seller to become subject to, or to become liable for the payment of, any Tax, or cause any of the Purchased Assets to be reassessed or revalued by any Tax Authority or other Governmental Authority;

result in the imposition or creation of any Encumbrance upon or with respect to the Purchased Assets; or

require Seller to obtain any Consent or make or deliver any filing or notice to a Governmental Authority.

(c) Title; Condition of Assets.

Seller has good and marketable title to, is the exclusive legal and equitable owner of, and has the unrestricted power and right to sell, assign and deliver the Purchased Assets. The Purchased Assets are free and clear of all Encumbrances of any kind or nature, except restrictions imposed in any Governmental Approval. Upon Closing, Purchaser will acquire exclusive, good and marketable title in the Purchased Assets and no restrictions will exist on Purchaser’s right to resell any of the Purchased Assets, other than restrictions arising under the Securities Act of 1933, as amended, the rules and regulations promulgated thereunder and similar state Legal Requirements.

(d) Real Property.

Seller does not currently own nor has it ever owned, since its inception, any Real Property.

(e) Compliance with Laws.

Seller has fully complied, and is in full compliance, with each Legal Requirement that is applicable to Seller or any of Seller’s properties, assets (including the Purchased Assets), operations or businesses, and no event has occurred, and no condition or circumstance exists, that might (with or without notice or lapse of time) constitute, or result directly or indirectly in, a default under, a breach or violation of, or a failure to comply with, any such Legal Requirement. Seller has not received any notice from any third party that Seller or any of its agents is in violation of any Legal Requirement.

To the Knowledge of Seller, no Governmental Authority has proposed or is considering any Legal Requirement that may affect Seller, Seller’s properties, assets (including the Purchased Assets), operations or businesses, or Seller’s rights thereto, except to the extent that any such Legal Requirement, if adopted or otherwise put into effect, individually or in the aggregate, will not have (i) a Material Adverse Effect on Seller, Seller’s properties, assets (including the Purchased Assets), operations or businesses, or Seller’s rights thereto, or on the ability of Seller to comply with or perform any covenant or obligation under any of the Transaction Agreements or (ii) the effect of preventing, delaying, making illegal or otherwise interfering with the Transaction.

(f) Governmental Approvals.

Seller has all Governmental Approvals that are necessary or appropriate in connection with Seller’s ownership and use of its properties or assets (including the Purchased Assets) or Seller’s operation of its businesses. Seller has made all filings with, and given all notifications to, all Government Authorities as required by all applicable Legal Requirements. Each such Governmental Approval, filing and notification is valid and in full force and effect, and there is not pending or, to the Knowledge of Seller, threatened any Proceeding which could result in the suspension, termination, revocation, cancellation, limitation or impairment of any such Governmental Approval, filing or notification. No violations have been recorded in respect of any Governmental Approvals, and Seller knows of no meritorious basis therefor. No fines or penalties are due and payable in respect of any Governmental Approval or any violation thereof.

(g) Proceedings and Orders.

There is no Proceeding pending or threatened against or affecting Seller, any of Seller’s properties, assets (including the Purchased Assets), operations or businesses, or Seller’s rights relating thereto. To Seller’s Knowledge, no event has occurred, and no condition or circumstance exists, that might directly or indirectly give rise to or serve as a basis for the commencement of any such Proceeding. No insurance company has asserted in writing that any such Proceeding is not covered by the applicable policy related thereto.

Neither Seller, nor any of Seller’s properties, assets (including the Purchased Assets), operations or businesses, nor Seller’s rights relating to any of the foregoing, is subject to any Order or any proposed Order, except to the extent that any such proposed Order, if issued or otherwise put into effect, individually or in the aggregate, will not have (i) a Material Adverse Effect on Seller, Seller’s properties, assets (including the Purchased Assets), operations or businesses, or Seller’s rights thereto, or on the ability of Seller to comply with or perform any covenant or obligation under this Agreement or any of the other Transaction Agreements or (ii) the effect of preventing, delaying, making illegal or otherwise interfering with the Transaction.

(h) Taxes.

Seller has timely filed all Tax Returns that it was required to file, and such Tax Returns are true, correct and complete in all respects. All Taxes shown to be payable on such Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Seller with respect to any period ending prior to the date of this Agreement, whether or not shown due or reportable on such Tax Returns, other than Taxes for which adequate accruals have been provided in its financial statements. Seller has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party. Seller has no liability for unpaid Taxes accruing after the date of its latest financial statements except for Taxes incurred in the ordinary course of business. There are no liens for Taxes on the properties of Seller, other than liens for Taxes not yet due and payable.

To the Knowledge of Seller, no other audit of any Tax Return is currently pending or threatened. No claim has ever been made by any Governmental Authority in a jurisdiction where Seller does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. Seller has delivered or made available to Purchaser correct and complete copies of all Tax Returns filed, examination reports, and statements of deficiencies assessed or agreed to by Seller since its inception. Seller has not waived any statute of limitations in respect of any Tax or agreed to an extension of time with respect to any Tax assessment or deficiency.

Seller is not a party to or bound by any tax indemnity agreement, tax sharing agreement or similar contract. Seller is not a party to any joint venture, partnership, or other arrangement or contract which could be treated as a partnership or "disregarded entity" for United States federal income tax purposes.

Seller has treated itself as owner of each of the Purchased Assets for Tax purposes. None of the Purchased Assets is the subject of a "safe-harbor lease" within the provisions of former Section 168(f)(8) of the Code, as in effect prior to amendment by the Tax Equity and Fiscal Responsibility Act of 1982. None of the Purchased Assets directly or indirectly secures any debt, the interest on which is tax exempt under Section 103(a) of the Code. None of the Purchased Assets is "tax-exempt use property" within the meaning of Section 168(h) of the Code.

Seller is a "United States person" within the meaning of Section 7701(a)(30) of the Code.

Seller has been a validly electing S corporation within the meaning of Sections 1361 and 1362 of the Code at all times since January 1, 1996 and Seller will be an S corporation up to and including the Pre-Closing Period. Seller was a C corporation within the meaning of the Code from its formation on January 30, 1995 until January 1, 1996.

(i) Brokers.

Seller has not retained any broker or finder or incurred any liability or obligation for any brokerage fees, commissions or finders fees with respect to this Agreement or the Transaction.

(j) Solvency.

Seller is not entering into the Transaction with the intent to hinder, delay or defraud any Person to which it is, or may become, indebted. The Purchase Price is not less than the reasonably equivalent value of the Purchased Assets. Seller’s assets, at a fair valuation, exceed its liabilities, and Seller is able, and will continue to be able after the Closing of the Transaction, to meet its debts as they mature and will not become insolvent as a result of the Transaction. After the Closing of the Transaction, Seller will have sufficient capital and property remaining to conduct the business in which it will thereafter be engaged.

(k) No Other Agreement.

Other than for sales of assets in the ordinary course of business, neither Seller, nor any Affiliates or Seller Agents has any Contract with respect to the sale or other disposition of any assets (including the Purchased Assets) or capital stock of Seller except as set forth in this Agreement.

(l) Private Placement.

Disclosure of Information. Seller has received all the information it considers necessary or appropriate for deciding whether to obtain the Shares as consideration in this Transaction. Seller has had an opportunity to ask questions and receive answers from Purchaser regarding the rights, preferences and privileges under the Shares and the business, properties, prospects and financial condition of Purchaser.

Investment Experience. Seller acknowledges that it is able to fend for itself, can bear the economic risk of owning the Shares, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of owning the Shares. Seller acknowledges that its ownership of the Shares involves a high degree of risk and that Seller is able, without materially impairing its financial condition, to hold the Shares for an indefinite period of time and to suffer a complete loss of its investment.

Accredited Investor; U.S. Persons; Non-U.S. Persons. Seller is an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act, as presently in effect. Seller (i) agrees to resell the Shares only pursuant to registration under the Securities Act, or pursuant to an available exemption from registration and agrees not to engage in hedging transactions with regard to such Shares unless in compliance with the Securities Act; (ii) agrees that any certificates for any Shares issued to Seller shall contain a legend to the effect that transfer is prohibited, except pursuant to registration under the Securities Act or pursuant to an available exemption from registration and that hedging transactions involving such Shares may not be conducted unless in compliance with the Securities Act; and (iii) agrees that Purchaser is hereby required to refuse to register any transfer of any Shares issued to Seller not made pursuant to registration under the Securities Act, or pursuant to an available exemption from registration.

Restricted Securities. Seller understands that the Shares are characterized as "restricted securities" under the federal securities laws in that they are being acquired from Purchaser in a transaction not involving a public offering and that under such laws and applicable regulations such Shares may be resold without registration under the Securities Act only in certain limited circumstances. In this connection, Seller is familiar with Rule 144 promulgated under the Securities Act, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act. SELLER UNDERSTANDS AND ACKNOWLEDGES HEREIN THAT AN INVESTMENT IN PURCHASER’S SHARES INVOLVES AN EXTREMELY HIGH DEGREE OF RISK AND MAY RESULT IN A COMPLETE LOSS OF ITS INVESTMENT. Seller understands that the Shares have not been and will not be registered under the Securities Act and have not been and will not be registered or qualified in any state in which they are offered, and thus Seller will not be able to resell or otherwise transfer its Shares unless they are registered under the Securities Act and registered or qualified under applicable state securities laws, or an exemption from such registration or qualification is available. Seller has no immediate need for liquidity in connection with this investment, does not anticipate that Seller will be required to sell its Shares in the foreseeable future.

Further Limitations on Disposition. Without in any way limiting the representations set forth above, Seller further agrees not to make any disposition of all or any portion of the Shares unless and until the transferee has agreed in writing for the benefit of Purchaser to be bound by this Section 4.14, and:

a) There is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

b) (a) Seller shall have notified Purchaser of the proposed disposition and shall have furnished Purchaser with a detailed statement of the circumstances surrounding the proposed disposition and (b) if reasonably requested by Purchaser, shall have furnished Purchaser with an opinion of counsel reasonably satisfactory to Purchaser that such disposition will not require registration of such shares under the Securities Act.

Legends. It is understood that the certificates evidencing the Shares may bear one or all of the following legends:

(i) "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 OF SUCH ACT."

(ii) Any legend required by the bylaws of Purchaser or applicable state securities laws.

Reliance by Company. Seller understands that the representations, warranties, covenants and acknowledgements set forth in this Section 4.14 constitute a material inducement to Purchaser to enter into this Agreement.

No Reliance on Others. Seller acknowledges that it is not relying upon any person, firm or corporation, other than Purchaser and its officers and directors, in making its investment or decision to invest in Purchaser.

(m) Treatment as Reorganization.

Seller shall not knowingly take any action or fail to take any action prior to or following the Closing that would cause the transaction to fail to qualify, or prevent the transaction from qualifying, respectively, as a "reorganization" within the meaning of Section 368(a) of the Code.

Item 12. REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as specifically set forth on the Schedule 5 (the "Purchaser Disclosure Schedule") attached to this Agreement (the parts of which are numbered to correspond to the applicable Section numbers of this Agreement), Purchaser hereby represents and warrants as of the date hereof to Seller as follows:

1.7 Organization and Good Standing.

Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Delaware.

1.8 Authority; Binding Nature of Agreements.

Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and all other Transaction Agreements to which it is a party and to carry out the provisions of this Agreement and the other Transaction Agreements. The execution, delivery and performance by Purchaser of this Agreement and the other Transaction Agreements have been approved by all requisite action on the part of Purchaser. This Agreement has been duly and validly executed and delivered by Purchaser. Each of this Agreement and the other Transaction Agreements constitutes, or upon execution and delivery, will constitute, the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles related to or limiting creditors’ rights generally and by general principles of equity.

1.9 No Conflicts; Required Consents.

The execution, delivery and performance of this Agreement or any other Transaction Agreement by Purchaser do not and will not:

(a) conflict with, violate or result in any breach of (i) any of the provisions of Purchaser’s Certificate of Incorporation or bylaws; (ii) any resolutions adopted by Purchaser’s stockholders, or its board of directors or committees thereof; (iii) any of the terms or requirements of any Governmental Approval held by Purchaser or any of its employees or that otherwise relates to Purchaser’s business; or (iv) any provision of a Contract to which Purchaser is a party;

(b) give any Governmental Authority or other Person the right to challenge the Transaction; or

(c) require Purchaser to obtain any Consent or make or deliver any filing or notice to a Governmental Authority.

(a) Brokers.

Purchaser has not retained any broker or finder or incurred any liability or obligation for any brokerage fees, commissions or finders fees with respect to this Agreement or the Transaction.

(b) Valid Issuance.

The Shares, when issued and delivered in accordance with the terms of this Agreement as consideration for the Purchased Assets, will be duly and validly issued, fully paid and nonassessable, and in compliance with all applicable state and federal securities laws.

(c) Treatment as Reorganization.

Purchaser shall not knowingly take any action or fail to take any action prior to or following the Closing that would cause the transaction to fail to qualify, or prevent the transaction from qualifying, respectively, as a "reorganization" within the meaning of Section 368(a) of the Code.

Item 13. COVENANTS

1.10 Cooperation.

After the Closing, upon the request of Purchaser, Seller shall execute and deliver any and all further materials, documents and instruments of conveyance, transfer or assignment as may reasonably be requested by Purchaser to effect, record or verify the transfer to, and vesting in Purchaser, of Seller’s right, title and interest in and to the Purchased Assets, free and clear of all Encumbrances, in accordance with the terms of this Agreement.

(a) Bulk Sales Indemnification.

Purchaser hereby waives compliance by Seller with any applicable bulk sales Legal Requirements in connection with the Transaction; provided, however, that Seller shall indemnify, defend and hold harmless Purchaser with respect to any and all Damages related to, resulting from or arising out of any noncompliance by Seller with applicable bulk sales Legal Requirements in connection with the Transaction.

(b) Contribution and Dissolution.

After the Closing Date and contingent upon approval by the holders of a majority of Seller’s outstanding capital stock, Seller will (a) contribute substantially all of its assets and liabilities (including, without limitation, the Common Stock received pursuant to the Reorganization) to Organic Holdings LLC, (b) liquidate its interests in Organic Holdings LLC and any remaining assets to its shareholders and (c) dissolve as a corporation pursuant to the Plan of Complete Liquidation and Dissolution.

Item 14. CONDITIONS TO Closing

1.11 Conditions to Purchaser’s Obligation to Close.

The obligations of Purchaser to consummate the Transaction shall be subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any of which may be waived by Purchaser in writing:

Representations, Warranties and Covenants. (i) The representations and warranties of Seller in this Agreement shall be true and correct in all respects as of the Closing Date (or, to the extent such representations and warranties speak as of an earlier date, they shall be true in all respects as of such earlier date), except as otherwise contemplated by this Agreement and (ii) Seller shall have performed, in all material respects, all covenants and obligations in this Agreement required to be performed by Seller as of the Closing Date; and

Documents. Seller shall have delivered to Purchaser all of the documents and agreements set forth in Sections 3.2 and 3.4.

(a) Conditions to Seller’s Obligation to Close.

The obligations of Seller to consummate the Transaction shall be subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any of which may be waived by Seller in writing:

Representations, Warranties and Covenants. (i) The representations and warranties of Purchaser in this Agreement shall be true and correct in all respects as of the Closing Date (or, to the extent such representations and warranties speak as of an earlier date, they shall be true in all respects as of such earlier date), except as otherwise contemplated by this Agreement and (ii) Purchaser shall have performed, in all material respects, all covenants and obligations in this Agreement required to be performed by Purchaser as of the Closing Date; and

Deliveries. Purchaser shall have delivered to Seller all of the documents and agreements set forth in Sections 3.3 and 3.4.

(b) Conditions to Obligations of Each Party to Close.

The respective obligations of each party to this Agreement to consummate the Transaction shall be subject to the satisfaction, on or prior to the Closing Date, of the following condition which may be waived by Purchaser or Seller, as applicable, in writing:

(a) No Legal Impediments to Closing. There shall not be in effect any Order issued by any Governmental Authority preventing the consummation of the Transaction, seeking any Damages as a result of the Transaction, or otherwise affecting the right or ability of Purchaser to own or control the Purchased Assets, nor shall any Proceeding be pending that seeks any of the foregoing. There shall not be any Legal Requirement prohibiting Seller from selling or Purchaser from owning or controlling the Purchased Assets or that makes this Agreement or the consummation of the Transaction illegal.

Item 15. INDEMNIFICATION

1.12 Survival.

All representations and warranties of Seller or Purchaser in this Agreement or any other Transaction Agreement shall survive the Closing until the first anniversary of the Closing Date (the "Survival Date"); provided, however, that (i) all representations and warranties relating to Taxes shall survive until 30 days after expiration of all applicable statutes of limitations relating to such Taxes; and (ii) any claim for indemnification asserted prior to the Survival Date by written notice in accordance with Section 8.4 and arising from a breach of any such representations or warranties shall survive until final resolution of such claim. The representations and warranties contained in this Agreement shall not be affected by any investigation, verification or examination by any party hereto or by any agent acting on behalf of any such party or by such any party’s Knowledge of any facts.

1.13 Indemnification by Seller.

Seller shall indemnify, defend and hold harmless Purchaser and its officers, directors, agents, employees and Affiliates (collectively, "Purchaser Indemnified Persons") from and against any and all Damages, including attorneys’ fees (collectively, "Purchaser Damages"), arising out of, relating to or resulting from (a) any breach of a representation or warranty of Seller contained in this Agreement or in any other Transaction Agreement, including the Seller Disclosure Schedule or any other exhibit or schedule in this Agreement or in any other Transaction Agreement; (b) any breach of a covenant of Seller contained in this Agreement or in any other Transaction Agreement; or (c) the Excluded Liabilities.

1.14 Indemnification by Purchaser.

Purchaser shall indemnify, defend and hold harmless Seller and its officers, directors, agents, employees and Affiliates (collectively, the "Seller Indemnified Persons") from and against any and all Damages, including attorneys’ fees (collectively, "Seller Damages"), arising out of, relating to or resulting from (a) any breach of a representation or warranty of Purchaser contained in this Agreement or in any other Transaction Agreement, including the Purchaser Disclosure Schedule or any other exhibit or schedule in this Agreement or in any other Transaction Agreement; or (b) any breach of a covenant of Purchaser contained in this Agreement or in any other Transaction Agreement.

1.15 Procedures for Indemnification.

Promptly after receipt by a party entitled to indemnification hereunder (the "Indemnitee") of written notice of the assertion or the commencement of any Proceeding with respect to any matter referred to in Sections 8.2 or 8.3, the Indemnitee shall give written notice thereof to the party obligated to indemnify Indemnitee (the "Indemnitor"), and thereafter shall keep the Indemnitor reasonably informed with respect thereto; provided, however, that failure of the Indemnitee to give the Indemnitor notice as provided herein shall not relieve the Indemnitor of its obligations hereunder except to the extent that the Indemnitor is prejudiced thereby.

(a) Remedies Cumulative.

The remedies provided in this Agreement shall be cumulative and shall not preclude any party from asserting any other right, or seeking any other remedies, against the other party.

Item 16. miscellaneous PROVISIONS

1.16 Expenses.

Whether or not the Transaction is consummated, Seller shall pay all the costs and expenses in connection with this Agreement and the Transaction (including the fees and expenses of both its and Purchaser’s advisers, accountants and legal counsel).

1.17 Interpretation.

Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed, as the context indicates, to be followed by the words "but (is/are) not limited to."

1.18 Assignment.

The respective rights and obligations of the parties to this Agreement may not be assigned by any party without the prior written consent of the other, which consent may not be unreasonably withheld or delayed; provided that Purchaser may assign its rights and obligations under this Agreement and any related agreements to any Affiliate of Purchaser without the consent of Seller.

1.19 Successors and Assigns.

The terms and provisions of this Agreement shall be binding on and inure to the benefit of the successors and assigns of the parties.

1.20 Entire Agreement.

This Agreement and the documents referred to herein constitute the entire agreement among the parties with respect to the subject matter of this Agreement and the documents referred to herein and supersedes all prior agreements, oral and written, between the parties hereto with respect to the subject matter of this Agreement.

1.21 Modification and Waiver.

This Agreement may not be amended, modified, or supplemented except by written agreement signed by the party against which the enforcement of the amendment, modification, or supplement is sought. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision. No waiver shall be binding unless executed in writing by the party making the waiver.

1.22 Attorney Fees.

If any legal action or other proceeding is brought to enforce the provisions of this Agreement, the prevailing party shall be entitled to recover reasonable attorney fees and other costs incurred in the action or proceeding, in addition to any other relief to which the prevailing party may be entitled.

1.23 Notices.

All notices, requests, demands, and other communications required by this Agreement shall be in writing and shall be (a) delivered in person or by courier, (b) mailed by first class registered or certified mail. If delivered personally or by courier, the date on which the notice, request, instruction, or document is delivered shall be the date on which the delivery is made, and if delivered by mail as aforesaid, the date on which the notice, request, instruction, or document is received shall be the date of delivery.

If to Seller:

Organic Holdings, Inc.

601 Townsend Street

San Francisco, CA 94103

Attention: Marita Scarfi

with a copy to:

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

Fax: (415) 268-7522

Attention: Susan MacCormac, Esq.

If to Purchaser:

Cinagro, Inc.

601 Townsend Street

San Francisco, CA 94103

Attention: Marita Scarfi

with a copy to:

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

Fax: (415) 268-7522

Attention: Susan MacCormac, Esq.

1.24 Headings.

All section headings contained in this Agreement are for convenience of reference only, do not form a part of this Agreement, and shall not affect in any way the meaning or interpretation of this Agreement.

1.25 Counterparts.

This Agreement may be executed in two (2) or more counterparts, each of which may be an original or fax copy, all of which shall be considered one and the same agreement, and shall become effective when one counterpart has been signed by each party and delivered to the other party hereto.

1.26 Incorporation of Exhibits and Schedules.

The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

1.27 Time of Essence.

Time shall be of the essence with respect to the obligations of the parties to this Agreement.

1.28 Governing Law.

This Agreement shall be governed by and construed under the laws of the State of California.

1.29 Severability.

In the event any provision of this Agreement is deemed to be invalid, illegal, or unenforceable, all other provisions of the Agreement that are not affected by the invalidity, illegality, or unenforceability shall remain in full force and effect.

[Signatures Follow On a Separate Page]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by their respective officers thereunto duly authorized all as of the date first written above.

"Purchaser"

CINAGRO, INC.

By:

Name:

Title:

"Seller"

ORGANIC HOLDINGS, INC.

By:

Name:

Title:

(i) EXHIBIT A

CERTAIN DEFINITIONS

"Affiliate" shall mean any member of the immediate family (including spouse, brother, sister, descendant, ancestor or in-law) of any officer, director or shareholder of a party or any corporation, partnership, trust or other entity in which a party or any such family member has a five percent (5%) or greater interest or is a director, officer, partner or trustee. The term Affiliate shall also include any entity which controls, or is controlled by, or is under common control with any of the individuals or entities described in the preceding sentence.

"Agreement" shall mean the Agreement and Plan of Reorganization to which this Exhibit A is attached (including the Seller Disclosure Schedule and all other schedules and exhibits attached hereto), as it may be amended from time to time.

"Business Day" means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by law to be closed.

"Closing" shall have the meaning specified in Section 3.1.

"Closing Date" shall have the meaning specified in Section 3.1.

"Code" shall mean the Internal Revenue Code of 1986, as amended.

"Common Stock" shall have the meaning specified in Section 2.1.

"Consent" shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Approval).

"Contract" shall mean, with respect to any Person, any written, oral, implied or other agreement, contract, understanding, arrangement, license, instrument, note, guaranty, indemnity, representation, warranty, deed, assignment, power of attorney, certificate, purchase order, work order, insurance policy, benefit plan, commitment, covenant, assurance, obligation, promise or undertaking of any nature to which such Person is a party or is bound, or by which such Person’s properties or assets or rights may be bound or affected, or under which such Person or Person’s businesses, properties, assets or rights receive benefits.

"Contribution" shall have the meaning specified in the Recitals.

"Contribution Agreement" shall mean the Contribution Agreement to be executed after the Closing between Seller and Organic Holdings LLC.

"Damages" shall mean and include any loss, damage, injury, decline in value, lost opportunity, Liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including any legal fee, accounting fee, expert fee or advisory fee), charge, cost (including any cost of investigation) or expense of any nature.

"Encumbrance" shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, equity, trust, equitable interest, claim, preference, right of possession, lease, tenancy, license, encroachment, covenant, infringement, interference, Order, proxy, option, right of first refusal, preemptive right, community property interest, legend, defect, impediment, exception, reservation, limitation, impairment, imperfection of title, condition or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

"Entity" shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust or company (including any limited liability company or joint stock company).

"Excluded Liabilities" shall have the meaning specified in Section 1.2.

"Form of Transfer Certificate" shall have the meaning specified in Section 3.2(a).

"Governmental Approval" shall mean any: (a) permit, license, certificate, concession, approval, consent, ratification, permission, clearance, confirmation, exemption, waiver, franchise, certification, designation, rating, registration, variance, qualification, accreditation or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Authority.

"Governmental Authority" shall mean any: (a) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or Entity and any court or other tribunal); (d) multinational organization or body; or (e) individual, Entity or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature.

"Indemnitee" shall have the meaning specified in Section 8.4.

"Indemnitor" shall have the meaning specified in Section 8.4.

"Knowledge" An individual shall be deemed to have "Knowledge" of a particular fact or other matter if: (i) such individual is actually aware of such fact or other matter or (ii) (except when Knowledge is stated to be "actual Knowledge") a prudent individual could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonably comprehensive investigation concerning the truth or existence of such fact or other matter. Seller and Purchaser shall be deemed to have "Knowledge" of a particular fact or other matter if any of their respective directors or officers has actual knowledge of such fact or other matter after due and diligent inquiry.

"Legal Requirement" shall mean any law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, permit, ruling, directive, pronouncement, requirement (licensing or otherwise), specification, determination, decision, opinion or interpretation that is, has been or may in the future be issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

"Liability" shall mean any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with generally accepted accounting principles and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

"LLC" has the meaning set forth in the Recitals.

"Material Adverse Effect" means (i) with respect to Purchaser, any event, change or effect that, when taken individually or together with all other adverse events, changes and effects, is or is reasonably likely (a) to be materially adverse to the condition (financial or otherwise), properties, assets, liabilities, business, operations, results of operations or prospects of Purchaser or its subsidiaries, taken as a whole or (b) to prevent or materially delay consummation of the Transaction or otherwise to prevent Purchaser or its subsidiaries from performing their obligations under this Agreement and (ii) with respect to Seller, any event, change or effect that, when taken individually or together with all other adverse events, changes and effects, is or is reasonably likely (a) to be materially adverse to the condition (financial or otherwise), properties, assets (including Purchased Assets), liabilities, business, operations, results of operations or prospects of Seller, or the Business or (b) to prevent or materially delay consummation of the Transaction or otherwise to prevent Seller from performing its obligations under this Agreement.

"Order" shall mean any: (a) temporary, preliminary or permanent order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, stipulation, subpoena, writ or award that is or has been issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Authority or any arbitrator or arbitration panel; or (b) Contract with any Governmental Authority that is or has been entered into in connection with any Proceeding.

"Organic" shall mean Organic, Inc., a Delaware corporation.

"Person" shall mean any individual, Entity or Governmental Authority.

"Plan of Complete Liquidation and Dissolution" means the Plan of Complete Liquidation and Dissolution of the Seller approved by the Board of Directors and holders of two-thirds of the outstanding capital stock of the Seller.

"Post-Closing Period" shall mean any taxable period beginning after the close of business on the Closing Date or, in the case of any tax period which includes, but does not begin, after the close of business on the Closing Date, the portion of such period beginning after the close of business on the Closing Date.

"Pre-Closing Period" shall mean any taxable period ending on or before the close of business on the Closing Date or, in the case of any taxable period which includes, but does not end on, the Closing Date, the portion of such period up to and including the Closing Date.

"Proceeding" shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination or investigation that is, has been or may in the future be commenced, brought, conducted or heard at law or in equity or before any Governmental Authority or any arbitrator or arbitration panel.

"Promissory Notes" shall have the meaning specified in Section 1.1(b).

"Promissory Notes Assignment" shall have the meaning specified in Section 3.2(b).

"Purchase Price" shall have the meaning specified in Section 2.1.

"Purchased Assets" shall have the meaning specified in Section 1.1.

"Purchaser" shall mean Cinagro, Inc., a Delaware corporation.

"Purchaser Damages" shall have the meaning specified in Section 8.2.

"Purchaser Disclosure Schedule" shall have the meaning specified in the preamble to Article 5.

"Purchaser Indemnified Persons" shall have the meaning specified in Section 8.2.

"Real Property" means any and all parcels of real property, together with all land, buildings, structures, easements, appurtenances, improvements and fixtures located thereon.

"Reorganization" shall have the meaning specified in the Recitals.

"Representatives" shall mean officers, directors, employees, holders, attorneys, accountants, advisors and representatives.

"Securities Act" shall mean the Securities Act of 1933, as amended.

"Seller" shall mean Organic Holdings, Inc., a California corporation.

"Seller Agent" shall mean any Person acting on behalf of Seller, including without limitation all Representatives of Seller, distributors and licensees.

"Seller Damages" shall have the meaning specified in Section 8.3.

"Seller Disclosure Schedule" shall have the meaning specified in the preamble to Article 4.

"Seller Indemnified Persons" shall have the meaning specified in Section 8.3.

"Seller’s Board" means the board of directors of Seller.

"Shares" shall have the meaning specified in Section 2.1.

"Survival Date" shall have the meaning specified in Section 8.1.

"Tax" (and, with correlative meaning, "Taxes" and "Taxable") means any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount and any interest on such penalty, addition to tax or additional amount, imposed by any Tax Authority.

"Tax Authority" means any Governmental Authority responsible for the imposition, assessment or collection of any Tax (domestic or foreign).

"Tax Return" shall mean any return, statement, declaration, notice, certificate or other document that is or has been filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement related to any Tax.

"Transaction" shall mean, collectively, the transactions contemplated by this Agreement.

"Transaction Agreements" shall mean this Agreement and all other agreements, certificates and instruments executed or contemplated to be executed by Purchaser and/or Seller in connection with the Transaction.

"Transfer Taxes" shall mean all federal, state, local or foreign sales, use, transfer, real property transfer, mortgage recording, stamp duty, value-added or similar Taxes that may be imposed in connection with the transfer of Purchased Assets, together with any interest, additions to Tax or penalties with respect thereto and any interest in respect of such additions to Tax or penalties.

(ii) EXHIBIT B

FORM OF TRANSFER CERTIFICATE

Please see attached.

(iii) EXHIBIT C

PROMISSORY NOTES ASSIGNMENT

WHEREAS, Organic Holdings, Inc. , a California corporation ("Assignor"), issued promissory notes to Jonathan Nelson on January 31, 2000 payable to Assignor in the original principal amounts totaling $10,756,374.75 plus accrued and unpaid interest (the "Promissory Notes"); and

WHEREAS, Assignor wishes to assign all rights, title and interest in and to the Promissory Notes and all payments due under such Promissory Notes to Cinagro, Inc., a Delaware corporation ("Assignee") and Assignee wishes to accept such assignment;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficient of which is hereby acknowledged, Assignor hereby assigns, grants, transfers and conveys to Assignee, its successors and assigns, all rights, title and interest in and to the Promissory Notes, including all payments owed thereunder, and Assignee hereby accepts such assignment.

IN WITNESS THEREOF, the Assignor and Assignee have each executed this document by the name of a duly authorized officer, as of June 14, 2001.

ASSIGNOR: ASSIGNEE:

ORGANIC HOLDINGS, INC. CINAGRO, INC.

______________________________ ______________________________
By: By:
Title: Title:

SCHEDULE 4

SELLER DISCLOSURE SCHEDULE

4.8 On February 17, 2000, a former employee of Organic, Inc. filed an action against the Seller, Organic, Inc. and Jonathan Nelson in the California Superior Court in San Francisco. (Haig v. Organic Holdings, Inc., et al.) An amended complaint was filed on March 22, 2000. On June 13, 2000, the Court granted defendants’ motion to dismiss the amended complaint, dismissing some claims without leave to amend and other claims with leave to amend. A second amended complaint, filed on June 29, 2000, asserts several claims based on allegations that the former employee was prevented from exercising his stock options in the Seller, and seeks not less than $20 million in special damages plus exemplary damages. On November 22, 2000, the Court dismissed all claims against Organic, Inc. The Court also dismissed some claims against the Seller and Jonathan Nelson without leave to amend while denying the motion to dismiss as to other claims against these defendants. The case is set for trial in October 2001. The defendants believe that these claims lack any merit, and intend to contest them vigorously.

SCHEDULE 5

PURCHASER DISCLOSURE SCHEDULE

None.

EXHIBIT 2

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any amendments thereto) with respect to the common stock, par value $0.0001 per share, of Organic, Inc., a Delaware corporation. The undersigned further consent and agree to the inclusion of this Agreement as an Exhibit to such Schedule 13D. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of the 25th day of June, 2001.

CINAGRO, INC.

By: /s/ Michael Hudes
President

ORGANIC HOLDINGS LLC

By: /s/ Michael Hudes
Manager

By: /s/ Jonathan Nelson
Manager

JONATHAN NELSON

/s/ Jonathan Nelson